Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2962

02060076

02 NOV 27 AM 9:36

SUPPL

15th November 2002

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Dairy Farm International Holdings Limited

We enclose for your information a notification dated 15th November 2002 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

PROCESSED
DEC 0 9 2002
THOMSON
FINANCIAL

encl.

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Company	Dairy Farm International Hldgs Ltd
TIDM	DFI
Headline	Purchase of Own Securities
Released	10:13 15 Nov 2002
Number	8455D

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED ("DFIH")

SHARE REPURCHASE

Please be advised of the following repurchase by DFIH of its ordinary shares in the market:-

Date of repurchase	: 15th November 2002
Total number of shares repurchased	: 99,000 shares
Price paid per share	: US$0.81

The repurchase of shares is made in accordance with the listing rules of the UK Listing Authority.

Neil M McNamara, Jardine Matheson Limited
For and on behalf of Dairy Farm International Holdings Limited

15th November 2002

www.dairyfarmgroup.com

END

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